SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2005
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing to Organize a Web Conference
Regarding Q2 2005 Earnings

Reston, Virginia, and Montpellier, France – August 1, 2005 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, will hold a web conference on Wednesday, August 10, 2005, at 11:30 a.m. Eastern Time or 5:30 p.m. Central European Time regarding second quarter 2005 earnings.

Chairman and Chief Executive Officer Francois Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host the call.

The conference call will be webcast live, and may be accessed by joining the live webcast at www.genesys.com.

If you are unable to participate during the conference, a replay of the call will be available at www.genesys.com.

About Genesys Conferencing
Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to thousands of companies worldwide, including more than 200 of the Global Fortune 500. The company’s services are designed to meet the full range communication needs within the global enterprise, from small, collaborative team meetings to large, high profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 24 countries across North America, Europe and Asia Pacific, the company offers unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext FR0004270270) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing
Michael E. Savage	Marine Pouvreau
Executive Vice President and Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736-7100	Phone: +1 703 733-2140
michael.savage@genesys.com	marine.pouvreau@genesys.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2005

GENESYS SA

By: /s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer